December 3, 2007

Mail Stop 3561

By U.S. Mail and facsimile to (617) 536-4562

Eric G. Kevorkian
Vice President and Corporate Counsel
Boston Properties Inc.
111 Huntington Ave., Suite 300
Boston, MA 02199-7610

> **Re:** **Boston Properties Inc.**
> **Definitive 14A**
> **Filed April 6, 2007**
> **File No. 1-13087**

Dear Mr. Kevorkian:

We have reviewed your response letter dated September 20, 2007 and have the following comments. Please respond to our comments by December 17, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. We reissue comment three from our letter dated August 21, 2007. Please provide a more detailed discussion as to how the company determines the amount for each element of compensation. We note that the company does not employ a formula and that much of the determination is made on a subjective basis, and that you believe the disclosure under the heading "Individual Determinations" is "a complete and fair discussion of the Compensation Committee's determination of the various elements of compensation. We disagree. Please revise to comply with the prior comment.

2. We reissue comment four from our letter dated August 21, 2007. Analyze in greater detail the policies and decisions for allocating between long-term and currently paid out compensation, between cash and non-cash compensation and between the various forms of non-cash compensation. Your supplemental response referred to the disclosure on page 20. Please explain further the disclosure on this page. For example, clarify the statement that you "set the blend

of cash and non-cash compensation … in such a manner as to promote value creation and maximize retention of senior personnel."

3. We reissue comment seven from our letter dated August 21, 2007. Provide an analysis of the "other corporate performance goals" that applied to some of the named executive officers, naming the officers, and stating their actual performance.

4. We reissue comment eight from our letter dated August 21, 2007. Please describe the specific events that may allow the LTIP units to achieve full economic parity with common units.

Please contact me at (202) 551-3357 with any questions.

Sincerely,

Pam Howell
Special Counsel